

July 24, 2023

Jessica Pan
Chief Financial Officer
Himax Technologies, Inc.
No. 26 Zih Lian Road
Sinshih District, Tainan City 74148
Taiwan, Republic of China

> **Re: Himax Technologies, Inc.**
> **Form 6-K Filed February 9, 2023**
> **Response Filed June 29, 2023**
> **File No. 000-51847**

Dear Jessica Pan:

We have reviewed your June 29, 2023 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2023 letter.

Form 6-K filed on February 9, 2023

Exhibit 99.1, page 1

1. We have considered your response to prior comment 1; however, we continue to believe cash compensation paid to employees is a normal operating expense necessary to operate your business and excluding such costs from your non-IFRS financial measures is inconsistent with Question 100.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Regulation G. Please revise your non-IFRS measures in future filings to remove this adjustment.

You may contact Andri Carpenter at 202-551-3645 or Anne McConnell at 202-551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing